                                                                    EXHIBIT 20.1



        JUNIPER NETWORKS TO ACQUIRE SIEMENS UNISPHERE NETWORKS SUBSIDIARY
           Siemens and Juniper Networks to form global IP partnership


May 20, 2002 - Juniper Networks, Inc. (Nasdaq: JNPR), a leading provider of trusted infrastructures for the New Public Network, has signed a definitive agreement to acquire Unisphere Networks, Inc., a Siemens company, in a combined $375 million cash and 36.5 million share stock transaction. Siemens (NYSE: SI) and Juniper Networks have also agreed to enter a global partnership in the field of IP Infrastructure and related systems. Based upon Juniper Networks closing stock price of $9.85 on May 17, 2002, the deal has an approximate value of $740 million. Upon final closing of the transaction, which is still subject to regulatory approval, service providers and carriers will be offered a scalable IP product and service portfolio on a global scale.

The acquisition, slated to close in the third quarter of calendar year 2002, is subject to all required Board approvals, to Hart-Scott-Rodino approval and certain other customary closing conditions. It is expected to be slightly dilutive to Juniper Networks in 2002 and accretive in 2003. At the close of the transaction, Siemens will own slightly less than 10 percent of the shares outstanding in Juniper Networks.

"Our acquisition of Unisphere Networks highlights Juniper Networks' focus of supplying IP expertise to the leading service providers, carriers and PTTs throughout the world. These customers will now be able to leverage the global reach of Siemens to utilize both Juniper Networks and Unisphere Networks proven IP experience. The result is a broadly available portfolio of core, edge, cable and mobile IP routing and broadband access platforms," said Scott Kriens, CEO, president and Chairman of the Board of Juniper Networks.

"We are excited to be joining Juniper Networks and believe service provider customers worldwide will continue to benefit from our proven ability to deliver carrier grade IP infrastructure solutions," said James Dolce, president and CEO, Unisphere Networks. "Unisphere Networks proven ability to deliver best in class IP routing and broadband access solutions complements Juniper Networks IP routing market leadership. Together, we have a unique ability to redefine the economic and technology requirements of global service providers in their migration to IP networks."

In addition, partnership agreements will provide for the worldwide presence and customer base of Siemens to leverage Juniper Networks leading IP product portfolio for the service provider industry to deliver Next Generation voice solutions with comprehensive IP routing technology. The relationship underscores Siemens aim to be a key player in the field of

Next Generation Networks (NGN) with its comprehensive SURPASS solution portfolio for the IP convergence of data, voice and video.

The worldwide reseller agreement will give Juniper Networks access to Siemens sales channels in 190 countries. As a systems integrator with expertise in turnkey NGN projects, Siemens will be able to offer network operators end-to-end solutions comprising softswitches, gateways and IP routers.

"Siemens IC Networks Group is concentrating on Internet-based convergence of voice and data technologies, broadband technology (emphasis on carrier and enterprise customers) and optical networking. As part of this strategy, Siemens is focusing on the components that are necessary to enable real-time communication", said Thomas Ganswindt, IC Networks Group President. "These activities at Unisphere were carved out before and have already been integrated into Siemens. Now we can rely on an even stronger partner for IP router technology."

Juniper Networks will host a conference call web cast on May 20 at 5:30 a.m. PST at www.juniper.net/company/investors/announcement. In addition, you can listen live by calling 800-633-8492 or 212-346-6459, or listen to the replay at 800-633-8284 or 858-812-6440, reservation number 20616998.

ABOUT JUNIPER NETWORKS

Juniper Networks leads the industry in turning network innovation into the reliable delivery of core, edge, mobile and cable Internet services at scale for the New Public Network. Headquartered in Sunnyvale, California, Juniper Networks offers additional information on its product and service offerings at www.juniper.net.

ABOUT SIEMENS

SIEMENS Information and Communication Networks (IC Networks) is a leading provider of network technology for enterprises, carriers and service providers. Its comprehensive portfolio comprises IP-based convergence solutions for voice and data (HiPath for enterprises, SURPASS for carriers), a full range of solutions for broadband access (Attane), and optical transport networks (TransXpress). The Siemens Group thus provides complete solutions from a single source for the infrastructure of the Next Generation Network -- optimized for a prompt return on investment and to open up new business opportunities for customers. In fiscal 2001 (year-end 30 September) IC Networks employed 51,000 people worldwide and posted sales of EUR 12.9 billion. Further information about ICN is available at: http://www.siemens.com/networks

ABOUT UNISPHERE NETWORKS

Unisphere Networks, Inc. is a leading provider of carrier-class IP infrastructure products to enable data, voice and rich media services. With an Edge-Optimized Architecture, Unisphere Networks enables service providers to create and deploy revenue-generating services with IP Quality of Service, wire-speed performance, reliability and scale. Founded in 1999, Unisphere Networks is headquartered in Westford, Mass. For more information about Unisphere Networks, please visit the Web site at: www.Unispherenetworks.com.

Actual results could differ materially from those anticipated in forward-looking statements in this release as a result of certain factors, including those set forth in the risk factors described in the Company's SEC filings, including its recent Form 10K.

Contacts:

Juniper Networks, Inc.
Investor Relations
Randi Paikoff Feigin
Tel: 408-745-2371
randi@juniper.net

Juniper Networks, Inc.
Public Relations
Kathy Durr
Tel: 408-745-5058
kdurr@juniper.net

Siemens Corporation
Corporate Communications Press
Thomas Weber
Tel: +49 89 636 32812
peter.gottal@siemens.com

Siemens Corporation
Corporate Communications Press ICN
Andreas Fischer
Tel:  +49 89 722 33988
andreas.fischer@icn.siemens.de

Siemens Corporation (USA)
Public Relations

Bud Grebey
Tel:  212.258.4335
bud.grebey@siemens.com

Unisphere Networks, Inc.
Investor Relations
Marc Jaffan
Tel: 978-589-0136
mjaffan@unispherenetworks.com

Unisphere Networks, Inc.
Public Relations
Susan Ursch
Tel:  978-369-2033
sursch@unispherenetworks.com